UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                           Concept Capital Corporation
                                (Name of Issuer)


                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)


                                    20589W106
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  / /   Rule 13d-1(b)
  / /   Rule 13d-1(c)
  /x/   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP No.   20589W106                                          Page 2 of 5 Pages

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Byron B. Barkley

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
                                                        (b) / /

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.

              5     SOLE VOTING POWER

                    400,000

NUMBER OF     6     SHARED VOTING POWER
SHARES
BENEFICIALLY        11,000
OWNED BY
EACH          7     SOLE DISPOSITIVE POWER
REPORTING
PERSON              400,000
WITH
              8     SHARED DISPOSITIVE POWER

                    11,000

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      411,000

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)

      Not Applicable

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.4%

12    TYPE OF REPORTING PERSON  (See Instructions)

      IN

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Item  1(a)  Name of Issuer:

     Concept Capital Corporation

Item  1(b)  Address of Issuer's Principal Executive Offices:

     175 S. Main Street, Suite 1210
     Salt Lake City, Utah  84111

Item  2(a)  Name of Person Filing:

     Byron B. Barkley

Item  2(b)  Address of Principal Business Office or, if none, Residence:

     39 West Market Street
     Salt Lake City, Utah  84101

Item  2(c)  Citizenship:

     U.S.A.

Item  2(d)  Title of Class of Securities:

     Common Stock, $0.001 par value

Item  2(e)  CUSIP Number:

     20589W106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) / /  Broker or Dealer registered under Section 15 of the Act

(b) / /  Bank as defined in section 3(a)(6) of the Act

(c) / /  Insurance Company as defined in section 3(a)(19) of the Act

(d) / / Investment Company registered under section 8 of the Investment Company Act

(e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

(g) / / Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h) / /  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

         Not Applicable

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Item  4.  Ownership:

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)     Amount Beneficially Owned:   411,000

(b)     Percent of Class:            9.4%

(c)     Number of shares as to which such person has:

       (i)    sole power to vote or to direct the vote:     400,000

       (ii)   shared power to vote or to direct the vote:   11,000

       (iii)  sole power to dispose or to direct the disposition of:    400,000

       (iv)   shared power to dispose or to direct the disposition of:  11,000

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item  5.  Ownership  of  Five  Percent  or  Less  of  a  Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

Instruction:  Dissolution  of  a  group  requires  a  response  to  this  item.

Item  6.  Ownership  of  More  than  Five  Percent  on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not  Applicable

Item  7.  Identification  and  Classification of the Security Which Acquired the
Security  Being  Reported  on  by  the  Parent  Holding  Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not  Applicable

Item  8.  Identification  and  Classification  of  Members  of  the  Group

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not  Applicable

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Item  9.  Notice  of  Dissolution  of  Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not  Applicable

Item  10.  Certification

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     Not  Applicable


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


August 22, 2000                        /s/  Byron B. Barkley
      Date                             Signature

                                       Byron B. Barkley
                                       Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)
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